Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington D.C. 20549
24 November 2010
Dear Ms. Blume,

Re:	The Governor and Company of the Bank of Ireland Form 20-F for the year ended December 31, 2009 Filed June 14, 2010 File No.: 001-14452
Thank you for your letter dated 12 November 2010 regarding the above-referenced filing. We are currently working on a response to your letter, and we confirm our intention to submit our response by 10 December 2010.
Please contact me should you have any additional comments or require additional information.
Yours sincerely,

/s/ Brendan Lonergan Brendan Lonergan
Head of Finance Services

cc:	John Spitz (U.S. Securities and Exchange Commission)

John O’Connor (Sullivan & Cromwell LLP)

Bank of Ireland — The Governor and Company of the Bank of Ireland, incorporated by charter in Ireland with limited liability. A tied agent of New Ireland Assurance Company plc, trading as Bank of Ireland Life. Bank of Ireland is regulated by the Financial Regulator.
Registered No. C-1, Head Office, 40 Mespil Road, Dublin 4, Ireland.
Directors: Patrick J Molloy (Governor) • Dennis Holt (UK) (Deputy Governor) • Richie Boucher (Group Chief Executive) • Tom Considine • Des Crowley • Denis Donovan • Paul Haran • Rose Hynes • Jerome Kennedy • Heather Ann McSharry • John O’Donovan • Patrick O’Sullivan • Joe Walsh • Helen Nolan (Group Secretary)
A member of